Exhibit 99.12
Wipro Limited Results for the quarter ended June 30, 2005
Wipro Limited - Consolidated Audited Segment-Wise Business performance for the quarter ended June 30, 2005 (in Rs. Million)

	Quarter ended June 30			Year ended
Particulars	2005	2004	Growth %	March 31, 2005
Segment Revenue(1)
Global IT Services and Products	17,318	13,436	29	60,753
India and AsiaPac IT Services and Products	3,382	2,697	25	13,964
Consumer Care and Lighting	1,364	1,047	30	4,723
Others	555	510		2.258
Total	22,619	17,690	28	81,698
Profit Before Interest and Tax — PBIT (2)
Global IT services and Products	4,158	3,622	15	16,041
India and AsiaPac IT Services and Products	218	135	61	1,042
Consumer Care and Lighting	187	153	22	672
Others	76	8		397
Total	4,639	3,918	18	18,152
Interest (Net) and Other Income	214	254		796
PROFIT BEFORE TAX	4,853	4,172	16	18,948
Income Tax expense including fringe benefit tax	(628)	(611)		(2,750)
Profit before share in earnings of affiliates and minority
interest	4,225	3,561	19	16,198
Share in earnings of affiliates	56	30		175
Minority interest	(1)	(22)		(88)
PROFIT AFTER TAX	4,280	3,569	20	16,285
Earnings per share — EPS
(PY : Adjusted EPSforbomts issue in ratio of 2:1)
Basic (in Rs.)	6.12	5.14		23.41
Diluted (in Rs.)	6.03	5.13		23.19
Operating Margin
Global IT Services and Products	24%	27%		26%
India and AsiaPac IT Services and Products	6%	5%		7%
Consumer Care and Lighting	14%	15%		14%
Total	21%	22%		22%
Capital employed(3)
Global IT Services and Products	28,814	21,922		29,888
India and AsiaPac IT Services and Products	1,903	2,339		1,370
Consumer Care and Lighting	719	774		917
Others	27,145	16,742		21,538
Total	58,581	41,777		53,713
Capital employed composition
Global IT Services and Products	49%	52%		56%
India and AsiaPac IT Services and Products	3%	6%		3%
Consumer Care and Lighting	1%	2%		2%
Others	47%	40%		39%
Total	100%	100%		100%
Return on average capital employed
Global IT Services and Products	57%	66%		62%
India and AsiaPac IT Services and Products	53%	25%		63%
Consumer Care and Lighting	91%	89%		89%
Total	33%	39%		39%

(1)	Segment revenue includes exchange differences which are reported in other income in the financial statements.

(2)	PBIT for the quarter ended June 30, 2005 is after considering restricted stock unit amortisation of Rs. 173 Mn. PBIT of Global IT Services and Products for quarter ended June 30, 2005 is after considering restricted stock unit amortisation of Rs. 145 Mn.

(3)	This includes cash and cash equivalents of Rs. 31,573 Mn. (quarter ended June 30, 2004: Rs. 16,275 Mn. & year ended March 31, 2005: Rs. 28,497 Mn.).

(In Rs. Million)
	Quarter ended				Year ended
	June 30,				March 31,
Geography	2005	%	2004	%	2005	%
India	5,192	23	4,012	22	19,513	24
USA	11,445	51	9,295	53	41,935	51
Europe	5,102	23	3,465	20	16,602	21
Rest of the world	880	3	918	5	3,643	4

Total	22,619	100	17,690	100	81,698	100

Notes to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in table alongside.

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of June 30, 2005, forward contracts to the extent of USD 248 Mn. have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account. The Company has designated forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain/ loss on roll over/ cancellation/ expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances/ Current liabilities. However premium/ discount are recognized in the profit and loss account upon settlement/ intermediary roll over/ cancellation. The Company has also entered into option/ forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. As at the balance sheet date, the company had forward contracts to sell USD 305 Mn in respect of highly probabale forecasted transactions. The effect of marked to market and of intermediary roll over/expiry of the said forward contracts is a gain of Rs. 277 Mn. The final impact of such contracts will be recognized in the profit and loss accounts of the respective periods in which the forecasted transactions are expected to occur.

5.	Refer to note 5 of the audited financial statements of Wipro Limited -Parent Company for the quarter ended June 30, 2005.

6.a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b)	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of Financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.
Wipro Limited-Parent Company
Audited Financial Statements for the Quarter ended
June 30, 2005 (in Rs. Millions)

	Quarter ended		Year ended
	June 30		March 31
Particulars	2005	2004	2005
Net Income from Sales / Services	20,272	15,627	72,355
Cost of Sales / Services
a. Consumption of raw materials*	2,761	2,244	11,477
b. Other expenditure	9,986	7,497	34,334
Gross Profit	7,525	5,886	26,544
Selling and Marketing expenses	1,515	1,249	5,060
General and Administrative expenses	854	657	2,911
Operating Profit before Interest and Depreciation	5,156	3,980	18,573
Interest expense	6	10	56
Depreciation	563	372	1,860
Operating Profit after Interest and Depreciation	4,587	3,598	16,657
Other income	83	268	913
Profit before tax	4,670	3,866	17,570
Provision for tax	621	598	2,622
PROFIT FOR THE PERIOD	4,049	3,268	14,948
Paid up equity share capital	1,410	1,397	1,407
Reserves	52,357	37,022	47,517
Earnings per share (EPS)
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)	5.79	4.71	21.48
Diluted (in Rs.)	5.71	4.70	21.29
Aggregate of non-promoters shareholding
Number of shares (PY: Adjusted EPS for bonus issue in ratio of 2:1)	124,303,073	113,708,760	118,832,392
Percentage of holding	17.63	16.28	16.89
Details of expenditure
Items exceeding 10% of total expenditure
Staff Cost	9,025	6,552	30,425
Travel	772	635	2,445
Includes Increase / (Decrease) in finished and processed stocks	114	(22)	(93)
Status of Redressal of Complaints received for the period
from April 1, 2005 to June 30, 2005

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	0	0	0
Complaints with respect to Dematerialisation / Rematerialisation of shares	0	0	0	0

Complaints with regard to non-receipt of Corporate benefits like Dividend / Non receipt of Divedend warrants / Interest / Bonus Shares	0	16	16	0

Total	0	16	16	0

Notes :

1.	The above financial results were approved by the Board of Directors of the Company at its meeting held on July 22, 2005. There are no qualifications in the report issued by the Auditors for these periods.

2.	In June 2005, Vivek Paul, Vice-Chairman of the Company submitted his resignation. The operations of IT Services business is being re-organized with the heads of Key Strategic Business Units, Service Practices and Geographies being made directly responsible for growth and scalability reporting into the Chairman.

3.	In July 2005, the members of the Company have approved the scheme of amalgamation of Wipro BPO Solutions, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with the Company. The scheme of amalgamation, on obtaining necessary statutory approval would be operative from the appointed date of April 1, 2005.

4.	In July 2005, the members of the Company have approved a bonus issue in the ratio of one additional equity share for every equity share or ADS held. This would be effective from August 2005.

5.	The Company has been granting Restricted Stock Units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The Company has been advised by external counsel that the straight line amortization complies with the SEBI guidelines. However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the three months ended June 30, 2005 would have been lower by Rs. 213 Mn. and Rs. 197 Mn. respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Mn. and Rs. 409 Mn. respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company is in the process of seeking further clarification on the matter.

By order of the Board
Place: Bangalore	Azim H Premji
Date: July 22, 2005	Chairman
WIPRO LIMITED
Reg. Office: Doddakannelli,
Sarjapur Road, Bangalore - 560 035.
www.wipro.com